September 15, 2015

United State Securities and Exchange Commission
100 F Street, NE Mail Stop 4720
Washington, DC 20549
Attn.: Kathyrn McHale, Senior Staff Attorney

Re: Oneida Financial Corp. File no. 001-34813

Dear Ms. Hale;
This correspondence and the enclosed documents are provided in response to your inquiry dated August 24, 2015 regarding our Form 10-K filed as of December 31, 2014. You have correctly noted that Eric E. Stickels, President and Chief Operating Officer of Oneida Financial Corp. (“Company”), signed certifications filed as Exhibits 31.1 and 32.1 as our principal executive officer. Beginning in November 2011 and culminating in May 2014, the Company implemented a formal management succession plan whereby Mr. Stickels was promoted and assigned those duties typically held by a principal executive officer. In his current role and with his prior experience as the Company’s Chief Financial Officer, Mr. Stickels is the appropriate officer to certify pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 in the capacity of principal executive officer of Oneida Financial Corp.
In further response to your inquiry, Oneida Financial Corp. affirms and acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the referenced filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission or any person from taking action with respect to the filing; and

•	the Company may not and has not asserted staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
I have carefully reviewed all documents provided subject to this inquiry and believe Oneida Financial Corp. has met our obligations as directed by your office. Should you require anything further, please do not hesitate to contact me at (315) 366-3701.

Very truly yours,

Michael R. Kallet,
Chairman and Chief Executive Officer
Encl.

cc: Eric E. Stickels, President & Chief Operating Officer

NEWS RELEASE

Release Date:     Monday, May 12, 2014

Release Time: Immediate

Contact:     Michael R. Kallet, Chairman & CEO

Phone:     (315) 366-3701

Oneida Financial Corp. Board Announces Management Changes
Oneida, NY, May 12, 2014 – The Boards of Directors of Oneida Financial Corp. (NASDAQ: ONFC) (“Company”) and the Company’s wholly-owned subsidiary The Oneida Savings Bank (“Bank”) today announced that it has continued to implement the previously announced management succession plan. Michael R. Kallet, most recently the President and Chief Executive Officer of Oneida Financial Corp., will serve as the Chairman of the Board and Chief Executive Officer of both the Company and the Bank. Eric E. Stickels, current Executive Vice President and Chief Financial Officer of the Company and President and Chief Operating Officer of the Bank, will serve as the President and Chief Operating Officer of both the Company and the Bank. In addition, Deresa F. Durkee has been promoted to the position of Senior Vice President and Chief Financial Officer of both Oneida Financial Corp. and Oneida Savings Bank. The management changes were approved by the Boards of Directors at the Annual Meeting held on May 6, 2014. The Board of Directors also appointed Richard B. Myers as Vice Chairman and Rodney D. Kent as Vice Chairman and Lead Independent Director.

Michael R. Kallet stated, “We are pleased to announce these changes to our organizational structure. As the only public company headquartered in Madison County, we have an obligation to our shareholders, the communities we serve and our employees to ensure management stability of an institution that has served Central New York for 148 years.” Kallet concluded, “We are very fortunate as a company to have developed the management and technical resources from within our own market area to be regarded as one of the premier financial institutions in the country.”

Mr. Stickels has been Executive Vice President and Chief Financial Officer of Oneida Financial Corp. since April 2003, and President and Chief Operating Officer of Oneida Savings Bank since December 2011. Mr. Stickels has been associated with Oneida Savings Bank since 1982 and a member of the senior management group since 1986. Mr. Stickels serves as a director of the Company and the Bank and is the Vice Chairman and Secretary of all Oneida Savings Bank subsidiary boards. Mr. Stickels is also treasurer and a board member of Oneida Savings Bank Charitable Foundation. Mr. Stickels is actively involved in the community and has served as a member of the executive board of NYSARC, Inc. since 2002 and Madison-Cortland ARC since 1988, a statewide non-profit provider of services for individuals with intellectual and other developmental disabilities.

Ms. Durkee has been Senior Vice President and Chief Financial Officer of Oneida Savings Bank since December 2011. Prior to that time, Ms. Durkee was Senior Vice President and Treasurer of the Bank. Ms. Durkee has been associated with Oneida Savings Bank since 1998. Ms. Durkee is also the Financial Operations Principal and Treasurer of Oneida Wealth Management, Inc., the Company’s registered broker-dealer and investment advisory firm. Ms. Durkee is a certified public accountant and began her financial career with Coopers & Lybrand, a professional accounting firm formerly located in Syracuse, New York, most recently as audit manager. Ms. Durkee is also active in the community, currently serving on the Morrisville College Foundation Board of Directors and serving as a member of the Oneida City School District Board.

Oneida Financial Corp. reported total assets at March 31, 2014 of $785.1 million and stockholders’ equity of $93.1 million. The Company’s wholly owned subsidiaries include The Oneida Savings Bank, a New York State chartered FDIC insured stock savings bank; State Bank of Chittenango, a state chartered limited-purpose commercial bank; Bailey & Haskell Associates, Inc., an insurance, risk management and employee benefits company; and Oneida Wealth Management, Inc., a financial services and investment advisory firm. Oneida Savings Bank was established in 1866 and operates eleven full-service banking offices in Madison and Oneida counties.

JOB DESCRIPTION
PRESIDENT & CHIEF OPERATING OFFICER

REPORTS TO:	CHIEF EXECUTIVE OFFICER
DESCRIPTION:
The President/Chief Operating Officer oversees banking operations, planning, policies and practices as well as a variety of other strategic objectives set forth by the Chief Executive Officer and Board of Directors of Oneida Savings Bank. This position reports to the CEO as the highest ranking operating official of the Bank. All executive officers of the Bank report to the position of President/Chief Operating Officer.
PRIMARY RESPONSIBILITY:
Primary responsibility is to ensure the banking operations are functional and exceeding customer’s expectations by planning and developing policies surrounding investment, loan and risk management that ensure consistent and expected operating performance.
MINIMUM QUALIFICATION REQUIREMENTS:
Qualified candidate will have 8-10 years of progressively responsible banking leadership with an emphasis on managing operations and finance, management of employees and business development.  The candidate must possess strong financial and analytic skills as well as excellent communication and management skills. The candidate will also have experience building a community presence and coaching employees to high performance and engagement.

RESPONSIBILITIES:

1.	Provides the highest level of customer relations and service and ensures implementation of quality customer care services.

2.	Collaborates with the CEO and Board to define and articulate the organization’s vision and to develop strategies for achieving that vision.

3.	Create annual operating plans that support strategic direction set by the board and correlate with annual operating budgets; submits annual plans to the board for approval.

4.	Develop, establish, and direct execution of operating policies to support overall company policies and objectives.

5.	Provide impetus to the Bank’s growth and business opportunities.

6.	Manage and direct banking administration towards its goals and objectives.

7.	Implement effective marketing strategies to create a brand image for the Bank.

8.	Maintain key customer relations by strengthening current and new relationships and acting as an advisor to Oneida Savings’ customers.

9.	Identify opportunities for development and growth of the bank.

10.	Assist and support in designing bank products or services.

11.	Ensure compliance of all state, federal laws and banking regulatory laws.

12.	Responsible for both internal and external communication and marketing of financial products.

13.	Represents the Bank in the media, speaking at conferences on behalf of the Bank, planning and monitoring budgets and other financial activity.

14.	Assist CEO in management and oversight of non-banking subsidiaries.

15.	Assist CEO in achieving organizational objectives.

16.	Other duties as required.
PHYSICAL REQUIREMENTS:

•	While performing this job, employee must be mobile to include navigating Bank premises, branches and place of business.

•	Manual dexterity sufficient for constant use of a keyboard, mouse and telephone.

•	Speech and hearing sufficient for regular communication.

•	Vision sufficient for use of a computer monitor and transaction documents.

•	Ability to walk, bend, stoop and reach.

•	Reasonable accommodations may be made to enable individuals with disabilities to perform the essential duties and responsibilities.